Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-172021
Dated: June 16, 2011

Notice of Allocation of Shares in Public Offering

          Thank you for your expression of interest to purchase shares in our public offering of common stock. We are pleased to advise you that we have allocated the amount of shares indicated on the enclosed subscription agreement to you for purchase in the public offering. The price is $2.30 per share. Here is what you should do next. You must act promptly.

•	Review the enclosed prospectus supplement, which describes the results of the rights offering and the number of shares we are offering in the public offering.

•	Review the enclosed subscription agreement.

•	If, after carefully reviewing these two documents and the Prospectus previously delivered to you, you still wish to purchase shares of our common stock, you should:

	°	Complete and sign the subscription agreement;

	°	Make payment by wire transfer or certified check payable to Macatawa Bank Corporation in an amount equal to $2.30 multiplied by the number of shares you are purchasing; and

	°	Return the completed subscription agreement and payment to Macatawa Bank Corporation not later than 5:00 p.m., Eastern Time, on June 23, 2011.

Although we may continue to accept your completed subscription agreement and payment until not later than 5:00 p.m., Eastern Time, on June 27, 2011, we may, in our discretion, re-allocate your shares if we do not receive your subscription agreement and payment on or before June 23, 2011.

          If you wish to purchase more shares than presently allocated to you, then please contact Jon W. Swets at jswets@macatawabank.com or (616) 494-7645 to determine if additional shares are available for purchase.

          Completed subscription agreements and checks for payment of the purchase price should be sent to:

Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424
Attn:  Jon W. Swets

          If you prefer wire transfer payment of your purchase price, instructions are:

Receiver Bank Name:	Macatawa Bank Holland, Michigan
Receiver Bank ABA:	072413845
Receiver Account Name:	Macatawa Bank Corporation
Receiver Account Number:	1200-030-9
Explanation:	Please provide the serial number on the top of the enclosed subscription agreement.

          If you wish to purchase shares in the public offering through a brokerage, retirement or other account, you should contact your broker or account administrator to instruct them to make the purchase for your account. Macatawa Bank Corporation is not responsible for you being able to participate in the offering through your brokerage, retirement or other account. You will be responsible for any charges or fees imposed by your broker or account administrator.

Sincerely,

MACATAWA BANK CORPORATION

/s/ Jon W. Swets
Jon W. Swets
Senior Vice President and Chief Financial Officer (616) 494-7645 jswets@macatawabank.com

Macatawa Bank Corporation has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the company has filed with the SEC for more complete information about the company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. The prospectus is also available by accessing the company's website at Macatawabank.com and clicking "Investor Relations," "Documents/SEC" and "Prospectus." Alternatively, the company will send you the prospectus if you request it by calling toll-free 1-877-820-BANK or request it by e-mail at connect@macatawabank.com.